UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2005

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

4 -1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-6326, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F       X       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                  No       X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 18, 2005

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi Tokyo Financial Group, Inc.

UFJ Holdings, Inc.

The Bank of Tokyo-Mitsubishi, Ltd.

UFJ Bank Limited

The Mitsubishi Trust and Banking Corporation

UFJ Trust Bank Limited

Mitsubishi Securities Co., Ltd.

UFJ Tsubasa Securities Co., Ltd.

New Group’s Management Philosophy and Corporate Identity

Tokyo, February 18, 2005 — Mitsubishi Tokyo Financial Group, Inc. (MTFG; President and CEO: Nobuo Kuroyanagi), UFJ Holdings, Inc. (UFJ; President and CEO: Ryosuke Tamakoshi), The Bank of Tokyo-Mitsubishi, Ltd. (BTM; President: Nobuo Kuroyanagi), UFJ Bank Limited (UFJ Bank; President: Takamune Okihara), The Mitsubishi Trust and Banking Corporation (MTB; President: Haruya Uehara), UFJ Trust Bank Limited (UFJ Trust Bank; President: Shintaro Yasuda), Mitsubishi Securities Co., Ltd. (Mitsubishi Securities; President: Koichi Kane) and UFJ Tsubasa Securities Co., Ltd. (UFJ Tsubasa Securities; President: Kimisuke Fujimoto) have been proceeding with the proposed management integration scheduled for October 2005 (subject to the approval of their shareholders and relevant authorities), and have reached an agreement concerning the new group’s management philosophy and corporate identity.

1.	Group’s Management Philosophy

The new group’s management philosophy will serve as the basic policy in conducting its business activities, and will provide guidelines for all group activities. The group’s management philosophy will also be the foundation for management decisions, including the formulation of management strategies and management plans, and will serve as the core value for all employees.

The details of the group management philosophy are set forth below. The new group’s holding company, bank, trust bank and securities company will adopt the group’s management philosophy as their own respective management philosophy, and the entire group will strive to comply with this philosophy.

[Group’s Management Philosophy]

(1)	We will respond promptly and accurately to the diverse needs of our customers around the world and seek to inspire their trust and confidence.

(2)	We will offer innovative and high-quality financial services by actively pursuing the cultivation of new business areas and developing new technologies.

(3)	We will comply strictly with all laws and regulations and conduct our business in a fair and transparent manner to gain the public’s trust and confidence.

(4)	We will seek to inspire the trust of our shareholders by enhancing corporate value through continuous business development and appropriate risk management, and by disclosing corporate information in a timely and appropriate manner.

(5)	We will contribute to progress toward a sustainable society by assisting with development in the areas in which we operate and conducting our business activities with consideration for the environment.

(6)	We will provide the opportunities and work environment necessary for all employees to enhance their expertise and make full use of their abilities.

2.	Corporate Identity

The new group, through close coordination among its bank, trust bank and securities company, will aim to become a “premier comprehensive financial group” that comprehensively and flexibly responds as an integrated unit to all of the financial needs of its customers. These efforts will be symbolized by the use of a shared mark.

1

The holding company “Mitsubishi UFJ Financial Group” will use the abbreviation “MUFG” which will also be used as an abbreviation that refers collectively to the entire group, and a mark will be designed to integrate the “MUFG” corporate logo.

The mark, corporate logo and typeface for each company and bank in the new group are set forth in the attachment.

(1)	Mark

■	The mark for the new group will have overlapping circles, which represent the “new comprehensive financial services generated from the group’s collective efforts” and “friendly services that customers identify with.”

■	In addition, the center circle will symbolize “the new group” while the outside intersecting circles will symbolize domestic and overseas expansions, thereby representing the new group’s goal to “build a ‘premier comprehensive global financial group’ that provides high-quality services in all regions and in all business sectors.”

■	The mark will be designed by Mr. Kazumasa Nagai, a leading graphic designer in Japan and current senior adviser of the Japan Design Center.

(2)	Corporate color

■	The corporate color for the new group will be “MUFG red” and will be utilized in the mark. “MUFG red” represents the dynamism in constantly pursuing the highest quality services and dynamically changing financial services, and the passion for the new group’s close relationships with each of its customers. “MUFG gray” is used in the “MUFG” corporate logo and represents confidence in the comprehensive financial group.

(3)	Typeface for company and bank names

The typeface for the company and bank names will utilize “Gothic-type” font with its strong lines and gentle curves to create an image of firm presence and future growth of the new group.

(Contacts:)

Mitsubishi Tokyo Financial Group, Inc.	Corporate Communications Office	(03-3240-9059)
UFJ Holdings, Inc.	Public Relations Department	(03-3212-5460)
The Bank of Tokyo-Mitsubishi, Ltd.	Public Relations Office	(03-3240-2950)
UFJ Bank Limited	Corporate Communications Department	(03-3212-5460)
The Mitsubishi Trust and Banking Corporation	Public Relations Section	(03-6214-6044)
UFJ Trust Bank Limited	Public Relations Office	(03-3218-0775)
Mitsubishi Securities Co., Ltd.	Public Relations Office	(03-6213-6124)
UFJ Tsubasa Securities Co., Ltd.	Public Relations Department	(03-5222-8355)

2

別紙／Attachment

シンボルマークとロゴタイプ
symbol and Logotype

シンボルマーク／Symbol

MUFGは持株会社である「三菱UFJフィナンシャル・グループ」の略称であり、あわせてグループ全体を表す略称です
MUFG refers to the holding company and it stands for the entire "Mitsubishi UFJ Financial Group"

ロゴタイプ／Logotype

三菱UFJフィナンシャル・グループ
Mitsubishi UFJ Financial Group

三菱東京UFJ銀行
Bank of Tokyo-Mitsubishi UFJ

三菱UFJ信託銀行
Mitsubishi UFJ Trust and Banking

三菱UFJ証券
Mitsubishi UFJ Securities

Filings with the U.S. SEC

Mitsubishi Tokyo Financial Group, Inc. (“MTFG”) may file a registration statement on Form F-4 (“Form F-4”) with the U.S. SEC in connection with the proposed management integration of UFJ Holdings, Inc. (“UFJ”) with MTFG. The Form F-4 (if filed) will contain a prospectus and other documents. If a Form F-4 is filed and declared effective, UFJ plans to mail the prospectus contained in the Form F-4 to its U.S. shareholders prior to the shareholders meeting at which the proposed business combination will be voted upon. The Form F-4 (if filed) and prospectus will contain important information about MTFG, UFJ, management integration and related matters. U.S. shareholders of UFJ are urged to read the Form F-4, the prospectus and the other documents that may be filed with the U.S. SEC in connection with the management integration carefully before they make any decision at the UFJ shareholders meeting with respect to the proposed business combination. The Form F-4 (if filed), the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be available when filed, free of charge, on the U.S. SEC’s web site at www.sec.gov. In addition, the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be made available to shareholders, free of charge, by calling, writing or e-mailing:

MTFG CONTACT: Mr. Hirotsugu Hayashi 26F Marunouchi Bldg., 4-1 Marunouchi 2-chome, Chiyoda-ku Tokyo 100-6326 Japan 81-3-3240-9059 Hirotsugu_Hayashi@mtfg.co.jp	UFJ CONTACT: Mr. Shiro Ikushima 1-1 Otemachi 1-chome, Chiyoda-ku Tokyo 100-8114 Japan 81-3-3212-5458 shiro_ikushima@ufj.co.jp

In addition to the Form F-4 (if filed), the prospectus and the other documents filed with the U.S. SEC in connection with the management integration, MTFG is obligated to file annual reports with, and submit other information to, the U.S. SEC. You may read and copy any reports and other information filed with, or submitted to, the U.S. SEC at the U.S. SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the other public reference rooms in New York, New York and Chicago, Illinois. Please call the U.S. SEC at 1-800-SEC-0330 for further information on public reference rooms. Filings with the U.S. SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the U.S. SEC at www.sec.gov.

Forward-Looking Statements

This communication contains forward-looking information and statements about MTFG, UFJ and their combined businesses after completion of the management integration. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although MTFG’s and UFJ’s management believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of UFJ securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of MTFG and UFJ, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the local filings made by MTFG and UFJ, including those listed under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the prospectus included in the registration statement on Form F-4 that MTFG may file with the U.S. SEC. Other than as required by applicable law, MTFG and UFJ do not undertake any obligation to update or revise any forward-looking information or statements.